Docusign Envelope ID: 49ABA982-7717-4483-A8D6-FE3F0D827BF6

BYLAWS

OF

NICK HEALTH INC.

Table of Contents

FH12601268.2

Docusign Envelope ID: 49ABA982-7717-4483-A8D6-FE3F0D827BF6

Section 1   CERTIFICATE OF INCORPORATION AND BYLAWS

These bylaws are subject to the certificate of incorporation of the corporation. In these bylaws, references to the certificate of incorporation and bylaws mean the provisions of the certificate of incorporation and the bylaws as are from time to time in effect.

Section 2   OFFICES

2.1   Registered Office. The registered office will be in the City of Wilmington, County of New Castle, State of Delaware.

2.2   Other Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

Section 3   STOCKHOLDERS

3.1   Location of Meetings. All meetings of the stockholders will be held at such place either within or without the State of Delaware as will be designated from time to time by the board of directors, or if not so designated, at the registered office of the corporation. Notwithstanding the foregoing, the board of directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. If so authorized, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, participate in a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation will implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation will implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action will be maintained by the corporation. Any adjourned session of any meeting will be held at the place designated in the vote of adjournment.

3.2   Annual Meeting. Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 211(b) of the Delaware General Corporation Law, an annual meeting of stockholders will be held for the election of directors at such date and time as may be designated by resolution of the board of directors from time to time. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

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3.3   Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law or by the certificate of incorporation, may be called by the president or chief executive officer and will be called by the president, chief executive officer or secretary at the request in writing of a majority of the board of directors, or at the request in writing of the holders of at least ten percent of all capital stock of the corporation issued and outstanding and entitled to vote at such meeting. Such request will state the purpose or purposes of the proposed meeting and business to be transacted at any special meeting of the stockholders.

3.4   Notice of Meetings. Written notice of the annual meeting stating the place, date and hour of the meeting will be given to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting. The notice of a special meeting will state, in addition, the purpose or purposes for which the meeting is called. No action will be taken at such meeting unless such notice is given or unless waiver of such notice is given in accordance with Section 5.2 by each stockholder entitled to such notice to whom such notice was not given.

3.5   Stockholder List. The officer who has charge of the stock ledger of the corporation will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list will be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list will also be open to examination of any stockholder during the entire meeting on a reasonably accessible electronic network, and the information required to access such list will be provided with the notice of the meeting.

3.6   Quorum of Stockholders. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law, by the certificate of incorporation or by these bylaws. Except as otherwise provided by law, no stockholder present at a meeting may withhold his, her or its shares from the quorum count by declaring his, her or its shares absent from the meeting. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, will have the power to adjourn the meeting, in the manner provided in Section 3.7, until a quorum is present or represented.

3.7   Adjournment. Any meeting of stockholders may be adjourned from time to time to any other time or place at which a meeting of stockholders may be held under these bylaws, which time and place will be announced at the meeting, by a majority of votes cast upon the question, whether or not a quorum is present, or, less than a quorum is present or represented by proxy, by any officer entitled to preside at or to act as secretary of such meeting. At such adjourned meeting at which a quorum will be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

3.8   Proxy Representation. Every stockholder may authorize another person or persons to act for such stockholder by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by such stockholder's attorney-in-fact. No proxy will be voted or acted upon after three years from its date unless such proxy provides for a longer period. Except as provided by law, a revocable proxy will be deemed revoked if the stockholder is present at the meeting for which the proxy was given. A duly executed proxy will be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. The authorization of a proxy may, but need not be limited to specified action, provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy will entitle the holder thereof to vote at any adjourned session but will not be valid after the final adjournment thereof.

3.9   Inspectors. The board of directors or the person presiding at the meeting may, but need not unless required by law, appoint one or more inspectors of election and any substitute inspectors to act at the meeting or any adjournment thereof. Each inspector, before entering upon the discharge of his or her duties, will take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors, if any, will determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and will receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspectors will make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

3.10   Action by Vote. When a quorum is present at any meeting, whether the same be an original or an adjourned session, a plurality of the votes properly cast for election to any office will elect to such office and a majority of the votes properly cast upon any question other than an election to an office will decide the question, except when a larger vote is required by law, by the certificate of incorporation or by these bylaws. No ballot will be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

3.11   Action Without Meetings.   Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. No written consent will be effective to take the corporate action referred to therein unless, within 60 days of the first date a written consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent will be given to those stockholders who have not consented in writing. Consent may be given by electronic transmission to the extent permitted by the Delaware General Corporation Law, including Section 228 thereof.

3.12   Organization. Meetings of stockholders will be presided over by the chairperson of the board of directors, if any, or in his or her absence by the chief executive officer, or in his or her absence by the president, or in his or her absence by a vice president, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the board of directors. The secretary will act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of the meeting will announce at the meeting of stockholders the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote.

3.13   Conduct of Meetings. The board of directors of the corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it will deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the chairperson of any meeting of stockholders will have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting will determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the board of directors or the chairperson of the meeting, meetings of stockholders will not be required to be held in accordance with the rules of parliamentary procedure.

Section 4   DIRECTORS

4.1   Number. The number of directors which will constitute the whole board of directors will not be less than one, and will initially be fixed by the sole incorporator. Thereafter, except as otherwise set forth in the certificate of incorporation, the stockholders at the annual

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meeting will determine the number of directors, and the number of directors may be increased or decreased at any time or from time to time by the stockholders or by the directors by vote of a majority of directors then in office, except that any such decrease by vote of the directors will only be made to eliminate vacancies existing by reason of the death, resignation or removal of one or more directors. The directors will be elected at the annual meeting of the stockholders, except as provided in these bylaws. Directors need not be stockholders.

4.2   Tenure. Except as otherwise provided by law, by the certificate of incorporation or by these bylaws, each director will hold office until the next annual meeting and until his or her successor is elected and qualified, or until he or she sooner dies, resigns, is removed or becomes disqualified.

4.3   Powers. The business of the corporation will be managed by or under the direction of the board of directors which will have and may exercise all the powers of the corporation and do all such lawful acts and things as are not by law, the certificate of incorporation or these bylaws directed or required to be exercised or done by the stockholders.

4.4   Vacancies. Vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the stockholders at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. When one or more directors will resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have resigned, will have power to fill such vacancy or vacancies, the vote or action in writing thereon to take effect when such resignation or resignations will become effective. The directors will have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the certificate of incorporation or of these bylaws as to the number of directors required for a quorum or for any vote or other actions.

4.5   Committees. The board of directors may (a) designate, change the membership of or terminate the existence of any committee or committees, each committee to consist of one or more of the directors; (b) designate one or more directors as alternate members of any such committee who may replace any absent or disqualified member at any meeting of the committee; and (c) determine the extent to which each such committee will have and may exercise the powers and authority of the board of directors in the management of the business and affairs of the corporation, including the power to authorize the seal of the corporation to be affixed to all papers which require it and the power and authority to declare dividends or to authorize the issuance of stock; excepting, however, such powers which by law, by the certificate of incorporation or by these bylaws they are prohibited from so delegating. In the absence or disqualification of any member of such committee and his or her alternate, if any, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Except as the board of directors may otherwise determine, any committee may make, alter and repeal rules for the conduct of its business, but unless otherwise provided by the board of directors or such rules, its business will be conducted as nearly as may be in the same manner as is provided by these bylaws for the conduct of business

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by the board of directors. Each committee will keep regular minutes of its meetings and report the same to the board of directors upon request.

4.6   Regular Meetings. Regular meetings of the board of directors may be held without call or notice at such place within or without the State of Delaware and at such times as the board of directors may from time to time determine, provided that notice of the first regular meeting following any such determination will be given to absent directors. A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of the stockholders.

4.7   Special Meetings. Special meetings of the board of directors may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by the president, chief executive officer or by one-third or more in number of the directors, reasonable notice thereof being given to each director by the secretary or by the president or by any one of the officers or directors calling the meeting.

4.8   Notice. It will be reasonable and sufficient notice to a director to send notice by mail at least 48 hours or electronic mail, facsimile or other form of electronic transmission at least 24 hours before the meeting, addressed to such director at such director's usual or last known business or residence address or to give notice to such director in person or by telephone at least 24 hours before the meeting. Notice of a meeting need not be given to any director if a written waiver of notice, executed by such director before or after the meeting, is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to such director. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

4.9   Quorum. Except as may be otherwise provided by law, by the certificate of incorporation or by these bylaws, at any meeting of the directors a majority of the directors then in office will constitute a quorum. A quorum will not in any case be less than one-third of the total number of directors constituting the whole board of directors. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

4.10   Action by Vote. Except as may be otherwise provided by law, by the certificate of incorporation or by these bylaws, when a quorum is present at any meeting the vote of a majority of the directors present will be the act of the board of directors.

4.11   Action Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting if all the members of the board of directors or of such committee, as the case may be, consent thereto in writing, or by electronic transmission. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form. Such consent will be treated for all purposes as the act of the board of directors or of such committee, as the case may be.

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4.12　Participation in Meetings by Telephone.　Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors or of any committee thereof may participate in a meeting of such board or committee by means of conference telephone or other means of remote communication by which all persons participating in the meeting can hear each other.　Such participation will constitute presence in person at such meeting.

4.13　Compensation.　Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors will have the authority to fix from time to time the compensation of directors.　The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and the performance of their responsibilities as directors and may be paid a fixed sum for attendance at each meeting of the board of directors and/or a stated salary as director.　No such payment will preclude any director from serving the corporation or its parent or subsidiary corporations in any other capacity and receiving compensation therefor.　The board of directors may also allow compensation for members of special or standing committees for service on such committees.

4.14　Interested Directors and Officers.

(a)　No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the corporation's directors or officers are directors or officers, or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if:

(1)　The material facts as to such director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2)　The material facts as to such director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3)　The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders.

(b)　Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

4.15　Resignation or Removal of Directors. Unless otherwise restricted by the certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the stock issued and outstanding and entitled to vote at an election of directors. Any director may resign at any time by delivering his or her resignation in writing to the president, chief executive officer, the secretary or to a meeting of the board of directors. Such resignation will be effective upon receipt unless specified to be effective at some other time and without in either case the necessity of its being accepted unless the resignation will so state. No director resigning and no director removed will have any right to receive compensation as such director for any period following his or her resignation or removal, except where a right to receive compensation will be expressly provided in a duly authorized written agreement with the corporation, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise; unless in the case of a resignation, the board of directors, or in the case of removal, the body acting on the removal, will in their or its discretion provide for compensation.

4.16　Chairperson of the Board of Directors. The corporation may also have, at the discretion of the board of directors, a chairperson of the board of directors who will not be considered an officer of the corporation. The chairperson of the board of directors will have such duties and powers as will be designated from time to time by the board of directors. Unless the board of directors otherwise specifies, the chairperson of the board of directors, or if there is none the chief executive officer, or if there is none the president, will preside, or designate the person who will preside, at all meetings of the stockholders and of the board of directors. References in these bylaws to a chairperson will include references to persons designated by the board of directors with the title chairman, chairwoman or chair or any similar title.

Section 5　NOTICES

5.1　Notice. Whenever, under the provisions of law, of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at such director's or stockholder's address as it appears on the records of the corporation, with postage thereon prepaid, and such notice will be deemed to be given at the time when the same will be deposited in the United States mail. Unless written notice by mail is required by law, written notice may also be given by commercial delivery service or similar means, addressed to such director or stockholder at such director's or stockholder's address as it appears on the records of the corporation, in which case such notice will be deemed to be given when delivered into the control of the persons charged with effecting such transmission, the transmission charge to be paid by the corporation or the person sending such notice and not by the addressee. Oral notice or other in-hand delivery (in person or by telephone) will be deemed given at the time it is actually given.

5.2　Electronic Notice. Without limiting the manner by which notice otherwise may be given, each stockholder and director will be deemed to have consented to receiving notice by any form of electronic transmission, including but not limited to facsimile or electronic mail, to the same extent permitted by the Delaware General Corporation Law, including Section 232 thereof, with respect to stockholders, and will be deemed given at the time provided therein. Any such consent will be revocable by the stockholder or director by written notice to the corporation. Any

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such consent will be deemed revoked if (1) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation will not invalidate any meeting or other action.

5.3   Waiver of Notice. Whenever notice is required to be given under the provisions of law, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders, directors or members of a committee of the directors need be specified in any written waiver of notice.

5.4   Notice to Person with Whom Communication is Unlawful. Whenever notice is required to be given, under any provision of law or of the certificate of incorporation or bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Section 6   OFFICERS AND AGENTS

6.1   Enumeration; Qualification. The officers of the corporation will be a president, a treasurer, and a secretary. The corporation may also have at the discretion of the board of directors, a chief executive officer, a chief financial officer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 6.3. Any officer may be, but none need be, a director or stockholder. Any two or more offices may be held by the same person. Any officer may be required by the board of directors to secure the faithful performance of his or her duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

6.2   Powers. Subject to law, to the certificate of incorporation and to the other provisions of these bylaws, each officer will have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his or her office and such additional duties and powers as the board of directors may from time to time designate.

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6.3   Election. The board of directors at its first meeting after each annual meeting of stockholders will choose a president and a secretary. Other officers may be appointed by the board of directors at such meeting, at any other meeting or by written consent. At any time or from time to time, the directors may delegate to any officer their power to elect or appoint any other officer or any agents.

6.4   Tenure. Each officer will hold office until the first meeting of the board of directors following the next annual meeting of the stockholders and until his or her successor is elected and qualified unless a shorter period will have been specified in terms of his or her election or appointment, or in each case until he or she sooner dies, resigns, is removed or becomes disqualified. Each agent of the corporation will retain his or her authority at the pleasure of the directors, or the officer by whom he or she was appointed or by the officer who then holds agent appointive power.

6.5   Chief Executive Officer. Subject to such supervisory powers (if any) as may be given by the board of directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) will, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation and will have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and will have such other powers and duties as may be prescribed by the board of directors or these bylaws. As provided in Section 4.16, in the absence of the chairperson of the board of directors, the chief executive officer will preside at all meetings of the stockholders and of the board of directors at which the chief executive officer is present, except as otherwise voted by the board of directors. The person serving as chief executive officer will also be the acting president of the corporation whenever no other person is then serving in such capacity.

6.6   President. Subject to such supervisory powers (if any) as may be given by the board of directors to the chairperson of the board (if any) or the chief executive officer, the president will have general supervision, direction, and control of the business and other officers of the corporation. He or she will have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the board of directors or these bylaws. As provided in Section 4.16, in the absence of the chairperson of the board of directors and the chief executive officer, the president will preside at all meetings of the stockholders and of the board of directors at which the chief executive officer is present, except as otherwise voted by the board of directors. The person serving as president will also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

6.7   Vice Presidents. In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, will perform all the duties of the president and when so acting will have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents will have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the president or the chairperson of the board.

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6.8   Secretary and Assistant Secretaries. The secretary will record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and will file therein all writings of, or related to, action by stockholder or director consent. In the absence of the secretary from any meeting, an assistant secretary, or if there is none or he or she is absent, a temporary secretary chosen at the meeting, will record the proceedings thereof. Unless a transfer agent has been appointed, the secretary will keep or cause to be kept the stock and transfer records of the corporation, which will contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder. The secretary will have such other duties and powers as may from time to time be designated by the board of directors, the president or the chief executive officer.

Any assistant secretaries will have such duties and powers as will be designated from time to time by the board of directors, the president, the chief executive officer or the secretary.

6.9   Chief Financial Officer. The chief financial officer (if such an officer is appointed) will keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account will at all reasonable times be open to inspection by any member of the board of directors. The chief financial officer will render to the chief executive officer, the president, or the board of directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she will have the general powers and duties usually vested in the office of chief financial officer of a corporation and will have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws. The person serving as the chief financial officer will also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the board of directors to another officer of the corporation, the chief financial officer will supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

6.10   Treasurer and Assistant Treasurers. The treasurer (if such an officer is appointed) will keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account will at all reasonable times be open to inspection by any member of the board of directors. The treasurer will deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He or she will disburse the funds of the corporation as may be ordered by the board of directors and will render to the chief financial officer, the chief executive officer, the president or the board of directors, upon request, an account of all his or her transactions as treasurer. He or she will have the general powers and duties usually vested in the office of treasurer of a corporation and will have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Any assistant treasurers will have such duties and powers as will be designated from time to time by the board of directors, the president, the chief executive officer or the treasurer.

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6.11   Resignation and Removal. Any officer may resign at any time by delivering his or her resignation in writing to the president, chief executive officer or the secretary or to a meeting of the board of directors. Such resignation will be effective upon receipt unless specified to be effective at some other time, and without in any case the necessity of its being accepted unless the resignation will so state. The board of directors may at any time remove any officer either with or without cause. The board of directors may at any time terminate or modify the authority of any agent. No officer resigning and no officer removed will have any right to any compensation as such officer for any period following his or her resignation or removal, except where a right to receive compensation will be expressly provided in a duly authorized written agreement with the corporation, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, will in their or its discretion provide for compensation.

6.12   Vacancies. If the office of any officer becomes vacant, the board of directors, or any person or body empowered to elect or appoint that office may choose a successor. Each such successor will hold office for the unexpired term of his or her predecessor, and in the case of the president and the secretary until his or her successor is chosen and qualified, or in each case until he or she sooner dies, resigns, is removed or becomes disqualified.

Section 7   CAPITAL STOCK

7.1   Stock Certificates. Shares of the corporation's stock may be certificated or uncertificated, as permitted by the Delaware General Corporation Law, and will be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation's stock will state the number and the class and the designation of the series, if any, of the shares held by the stockholder, in such form as will, in conformity to law, the certificate of incorporation and the bylaws, be prescribed from time to time by the board of directors. Such certificate will be signed by any two authorized officers of the corporation. Any or all of the signatures on the certificate may be a facsimile. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate will have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the time of its issue.

Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation will send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law or a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights, and any restrictions on the transfer or registration of such shares imposed by the corporation's certificate of incorporation, and these bylaws. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series will be identical.

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7.2   <u>Lost Certificates</u>. The board of directors may direct a new certificate or certificates, or uncertificated shares in place of a certificate previously issued by the corporation, to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his, her or its legal representative, to advertise the same in such manner as it will require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 8   TRANSFER OF SHARES OF STOCK

8.1   <u>Transfer on Books</u>. Subject to any restrictions with respect to the transfer of shares of stock, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with necessary transfer stamps affixed, and with such proof of the authenticity of signature as the board of directors or the transfer agent of the corporation may reasonably require. Except as may be otherwise required by law, by the certificate of incorporation or by these bylaws, the corporation will be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote or to give any consent with respect thereto and to be held liable for such calls and assessments, if any, as may lawfully be made thereon, regardless of any transfer, pledge or other disposition of such stock until the shares have been properly transferred on the books of the corporation.

It will be the duty of each stockholder to notify the corporation of his or her post office address.

8.2   <u>Corporation's Right of First Refusal</u>.

(a)   No stockholder may sell, transfer, assign, pledge, or otherwise dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise (each, a "***Transfer***") any shares of the corporation's common stock (other than shares of common stock issued upon conversion of shares of preferred stock of the corporation) or any right or interest therein held by such stockholder without the prior written consent of the corporation, upon duly authorized action of the board of directors, except pursuant to a Transfer that meets the requirements set forth below in this <u>Section 8.2</u>.

(b)   If any stockholder desires to sell its shares of the corporation's common stock (other than shares of common stock issued upon conversion of shares of preferred stock of the corporation), such stockholder will first offer such shares to the corporation by giving written notice of the stockholder's desire so to Transfer such shares (the "***Transfer Notice***"). The Transfer Notice will state the number of shares of common stock offered, the name of the person or persons to whom it is proposed to Transfer such shares and the price at which such shares are intended to

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Docusign Envelope ID: 49ABA982-7717-4483-A8D6-FE3F0D827BF6

be Transferred and all other terms and conditions of the offer. Such Transfer Notice will constitute an offer to the corporation for the corporation to purchase the number of shares set forth in the Transfer Notice at a price per share equal to the price stated therein.

(c)   The corporation may accept the offer as to all, but not less than all, such shares by notifying the stockholder in writing within 30 days after receipt of such Transfer Notice of its acceptance of the offer. If the offer is accepted, the corporation will have 60 days after such acceptance within which to purchase the offered shares at a price per share as aforesaid, provided that if the consideration proposed to be paid for shares of common stock is in property, services or other non-cash consideration, the corporation or such assignee may pay the cash value equivalent thereof, (as determined in good faith by the corporation's board of directors), on the same terms and conditions set forth in the Transfer Notice. If within the applicable time periods the stockholder does not receive notice of the corporation's intention to purchase the offered shares, or if payment in full of the purchase price is not made by the corporation, the offer will be deemed to have been rejected and the holder may Transfer such shares within 90 days from the date of the delivery of the Transfer Notice to the corporation, but such Transfer will be made only to the proposed transferee and at the proposed price as stated in such Transfer Notice. Shares that are so Transferred will remain subject to the corporation's right of first refusal set forth in this Section 8.2.

(d)   Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section 8.2 will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation. If any Transfer of shares is made or attempted in violation of the foregoing restrictions, or if shares are not offered to the corporation as required hereby, the corporation will have the right to purchase such shares from the owner thereof or their transferee at any time before or after the Transfer, as herein provided.

(e)   Each certificate representing shares of the corporation's common stock will bear on its face the following legend so long as the foregoing transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(f)   For purposes of the right of first refusal set forth in this Section 8.2, the term "shares" will mean any and all new, substituted or additional securities or other property issued to the holder, by reason of their ownership of the common stock of the corporation, in connection with any stock dividend, liquidating dividend, stock split or other change in the character or amount of any of the outstanding securities of the corporation, or any consolidation, merger or sale of all or substantially all of the assets of the corporation.

(g)   Anything to the contrary contained in this Section 8.2 notwithstanding, the following Transfers will be exempt from the restrictions set forth in this Section 8.2:

(1)   the transfer of any or all of the shares of the corporation's common stock held by a stockholder during such holder's lifetime or on such stockholder's death

FH12601268.2

by gift, will or intestacy to such stockholder's immediate family or a trust for the benefit of such stockholder or such stockholder's immediate family;

(2)   the Transfer of shares of the corporation's common stock by an entity stockholder to an affiliated person or entity, including an affiliated venture capital fund;

(3)   the Transfer of shares of the corporation's common stock by a stockholder which is a limited or general partnership to any or all of its partners or former partners or a transfer by a stockholder which is a limited liability company to any or all of its members or former members; and

(4)   the Transfer of shares of the corporation's common stock for no consideration to an organization that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code.

(h)   To the extent this Section 8.2 conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

(i)   The restriction on Transfer set forth in this Section 8.2 will terminate upon the date any securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

Section 9   GENERAL PROVISIONS

9.1   Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which will not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action to which such record date relates. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting. If no record date is fixed,

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b)   The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, will be the day on which the first written consent is expressed; and

(c)   The record date for determining stockholders for any other purpose will be at the close of business on the day on which the board of directors adopts the resolution relating to such purpose.

9.2   <u>Annual Report</u>. The corporation will cause an annual report to be sent to the stockholders of the corporation to the extent required by applicable law. Notwithstanding the foregoing, if and so long as there are fewer than 100 holders of record of the corporation's shares, any state law requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived, to the extent permitted.

9.3   <u>Dividends</u>. Dividends upon the capital stock of the corporation may be declared by the board of directors at any regular or special meeting or by written consent, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation and applicable law.

9.4   <u>Dividend Reserve</u>. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors will think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

9.5   <u>Checks</u>. Checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation will be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

9.6   <u>Fiscal Year</u>. The fiscal year of the corporation will be fixed by resolution of the board of directors and may be changed by the board of directors.

9.7   <u>Seal</u>. The board of directors may, by resolution, adopt a corporate seal. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal may be altered from time to time by the board of directors.

9.8   <u>Corporate Transparency Act</u>. The corporation shall maintain records of beneficial ownership in accordance with the requirements set forth in the Corporate Transparency Act ("***CTA***"). The directors, officers, and stockholders shall, upon written request by the corporation, provide beneficial ownership and other information to the corporation, and changes in the information on a timely basis, to permit the corporation to file any reports required under the CTA.

9.9   <u>Construction; Definitions</u>. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law will

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govern the construction of these bylaws. In the event of any conflict between the provisions of the corporation's certificate of incorporation and these bylaws, the provisions of the certificate of incorporation will govern. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

Section 10 LOANS TO OFFICERS

10.1 <u>Loans to Officers</u>. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the board of directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the board of directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Section 11 INDEMNIFICATION

It being the intent of the corporation to provide maximum protection available under the law to its officers and directors, the corporation will indemnify its officers and directors to the full extent the corporation is permitted or required to do so by the Delaware General Corporation Law. In furtherance of and not in limitation of the foregoing, the corporation will advance expenses, including attorneys' fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it will ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. The corporation will have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation has the power to indemnify such person under the Delaware General Corporation Law. Notwithstanding the foregoing, the corporation will not be required to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.

Section 12 AMENDMENTS

These bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the board of directors when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors. If the power to adopt, amend or repeal bylaws is conferred upon the board of directors by the certificate of

FH12601268.2

Docusign Envelope ID: 49ABA982-7717-4483-A8D6-FE3F0D827BF6

incorporation, it will not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

Section 13 CONFIDENTIAL AND PRIVILEGED INFORMATION

Any confidential information of the corporation (including rights to possess and use the confidential information of others) is an asset of the corporation. Any confidential communications made for the purpose of facilitating the rendition of professional legal services to the corporation, including any legal advice given to the corporation (including attorney work product), its board of directors, or the directors, officers and employees of the corporation in their capacities as such, are assets of the corporation. No director or group of directors is authorized to disclose any confidential information of the corporation or waive any attorney-client privilege belonging to the corporation (including through disclosure of attorney work product), except the board of directors or a duly authorized committee thereof acting at a properly called meeting of the board of directors or such committee or by unanimous written consent of the board of directors or such committee. Accordingly, no stockholder or group of stockholders (including stockholders with any power to elect, or designate for election, any director) shall have any right or expectation to receive any confidential or privileged information of the corporation, except as the board of directors or a duly authorized committee thereof shall expressly authorize. Further, no director shall have any right or expectation to receive any confidential or privileged information of the corporation relating to any matter where the interests of the corporation and such director (or any stockholder or group of stockholders represented by such director) are or may be adverse.

******

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FH12601268.2

Docusign Envelope ID: 49ABA982-7717-4483-A8D6-FE3F0D827BF6

CERTIFICATE OF ADOPTION OF BYLAWS

OF

NICK HEALTH INC.

<u>CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR</u>

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Nick Health Inc., a Delaware corporation, and that the foregoing bylaws were adopted as the bylaws of the corporation on November <u>26</u>, 2024, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

Executed on November 26, 2024

DocuSigned by:

Zhaleh Alipour

FCEC43A0AD394F8...

Zhaleh Alipour, Secretary

Docusign Envelope ID: 49ABA982-7717-4483-A8D6-FE3F0D827BF6

CONSENT OF SOLE INCORPORATOR

OF

NICK HEALTH INC.

The undersigned, being the sole incorporator of Nick Health Inc., a Delaware corporation (the "*Corporation*"), hereby consents to the adoption, as of the date written below, of the following resolutions in accordance with the provisions of Section 108(c) of the General Corporation Law of the State of Delaware:

RESOLVED: That the Bylaws in the form attached hereto as <u>Exhibit A</u> are hereby approved and adopted as the Bylaws of the Corporation.

RESOLVED: That the Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on November 26, 2024 be, and it hereby is, approved.

RESOLVED: That the number of directors of the Corporation is hereby initially fixed at one (1).

RESOLVED: That Hossein Sadrzadeh be, and hereby is, elected as the initial director of the Corporation, to serve until his successor is duly elected and qualified or until his earlier death, resignation, or removal.

RESOLVED: That this Consent of Sole Incorporator be filed with the records of the Corporation.

RESOLVED: That the undersigned, being the Sole Incorporator of the Corporation, having taken all actions necessary and appropriate in connection with the incorporation of the Corporation, does hereby tender the undersigned's resignation as the Sole Incorporator to the Board of Directors as constituted above.

DocuSigned by:

Courtney Suggs

92C54E8794954D8...

Courtney Suggs, Sole Incorporator

Date: November 26, 2024

FH12608013.2

Docusign Envelope ID: 49ABA982-7717-4483-A8D6-FE3F0D827BF6

EXHIBIT A

Bylaws of Nick Health Inc.

See Tab 2.